UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

To whom it may concern:

May 15, 2009

Company:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto, President & CEO
Head Office:	2-5-1, Marunouchi, Chiyoda-ku, Tokyo
Code:	8411 (First Section of the Tokyo Stock Exchange
and First Section of the Osaka Securities Exchange)

Partial Amendment to the Articles of Incorporation

Mizuho Financial Group, Inc. (the “Company”) hereby announces that, in the meeting of the Board of Directors held on May 15, 2009, it was resolved that “Partial Amendment to the Articles of Incorporation” be proposed at the seventh (7th) ordinary general meeting of shareholders scheduled to be held on June 25, 2009.

Description

Partial Amendment to the Articles of Incorporation

Pertaining to the implementation of the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”) on January 5, 2009, required partial amendments will be made to the Articles of Incorporation, including the deletion of certain provisions that have been stipulated on the premise that certificated shares exist and amendment of article numbers, etc.

Pursuant to Article 6, Paragraph 1 of the Supplementary Provisions of the Settlement Rationalization Law, a resolution for the amendment to the Articles of Incorporation is deemed to have been made as of the implementation date of the said law, whereby Article 7 (Issuance of Share Certificates) of the current Articles of Incorporation shall be abolished.

In addition, as a result of (i) the acquisition of the Class XI Preferred Stock by way of a request for acquisition made on and after July 1, 2008, (ii) the repurchase of the shares of common stock of the Company conducted during the period from July 7, 2008 through July 24, 2008, and (iii) the cancellation of the shares of common stock of the Company and the Class XI Preferred Stock of the Company conducted as of September 26, 2008, the total number of shares which the Company is authorized to issue and the total number of shares in each share class which the Company is authorized to issue (shares of common stock and the Class XI Preferred Stock) will be reduced. (Article 6 of the proposed amendments to the Articles of Incorporation).

The specific amendments are as set forth below.

(Changes are indicated by underline.)

Current Articles of Incorporation		Proposed Amendments

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 28,790,759,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 28,485,271,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock:	24,392,259,000 shares	Common stock:	24,115,759,000 shares
Class XI preferred stock:	1,398,500,000 shares	Class XI preferred stock:	1,369,512.000 shares
Class XII preferred stock:	1,500,000,000 shares	Class XII preferred stock:	1,500,000,000 shares
Class XIII preferred stock:	1,500,000,000 shares	Class XIII preferred stock:	1,500,000,000 shares

Article 7. (Issuance of Share Certificates)

The Company shall issue share certificates representing its issued stock.		(Deleted.)

Article 8. to Article 12. (Omitted.)		Article 7. to Article 11. (No change.)

Article 13. (Shareholder Register Manager) 1. The Company shall appoint a shareholder register manager.		Article 12. (Shareholder Register Manager) 1. (No Change.)
2. The shareholder register manager and its handling office shall be determined by a resolution of the Board of Directors, and a public notice shall be given with respect thereto.		2. (No Change.)
3. The preparation and keeping of, and other operations relating to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company.		3. The preparation and keeping of, and other operations relating to the register of shareholders and the register of stock acquisition rights of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company.

Article 14. (Share Handling Regulations)		Article 13. (Share Handling Regulations)
(Omitted.)		(No change.)

Current Articles of Incorporation	Proposed Amendments

Article 15. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 54, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”) or registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 16 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 53, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”) or registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class XI preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year	Class XI preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year	Class XII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XIII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year	Class XIII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

2. (Omitted.) 3. (Omitted.)	2. (No change.) 3. (No change.)

Article 16. (Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 55, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 15. (Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 54, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 17. to Article 30. (Omitted.)	Article 16. to Article 29. (No change.)

Article 31. (General Meetings of Holders of Classes of Stock)

1.                                         (Omitted.)

2.                                         (Omitted.)

3. The provisions of Articles 25 through 27 and 29 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 30. (General Meetings of Holders of Classes of Stock)

1.                                         (No change.)

2.                                         (No change.)

3. The provisions of Articles 24 through 26 and 28 and the preceding article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 32. to Article 56. (Omitted.)	Article 31. to Article 55. (No change.)

Current Articles of Incorporation	Proposed Amendments
SUPPLEMENTARY PROVISIONS

(Newly established.)

Article 1. (Register of Lost Share Certificates)

1. The preparation and keeping of, and other operations relating to the register of, lost share certificates of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company.

2. An entry, whether written or electronic, in the register of lost share certificates of the Company shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

Article 2. (Miscellaneous)

These Supplementary Provisions shall be deleted as of January 6, 2010.

Contact: Mizuho Financial Group, Inc. Public Relations Office Corporate Communications Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to “Partial Amendment to the Articles of Incorporation” and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

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